EXHIBIT 17.1 - FORM OF RESIGNATION LETTER

                               RESIGNATION LETTER

NAME and ADDRESS OF INCUMBENT




Date                , 2014

To: Streamlogue Holdings Ltd., a corporation formed under the laws of Malta (the "Company")

Re: Resignation as Officer and Director

Dear Sirs,

I hereby resign as a Director, Legal Representative and as of Streamlogue Holdings Ltd.; and all of its subsidiaries Streamlogue Services Ltd. and Streamlogue Operations Ltd.

I hereby waive and renounce any claim against the Company, including any claim for accrued but unpaid wages, severance, compensation or benefits.

My resignation does not in any way imply or infer any dispute or disagreement relating to the Company's operations, policies or practices.

I wish the Company much success in its future endeavors.

Sincerely,




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Name: